September 16, 2005


By facsimile to (617) 523-6215 and U.S. Mail


Mr. Alan S. McKim
Chairman, President, and Chief Executive Officer
Clean Harbors, Inc.
1501 Washington Street
Braintree, MA 02184-7535

Re:	Clean Harbors, Inc. and Registrant Guarantors
	Pre-effective Amendment 1 to Registration Statement on Form
S-4
	Filed August 31, 2005
File No. 333-126193

Clean Harbors, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Subsequent Exchange Act Reports
File No. 0-16379

Dear Mr. McKim:

	We reviewed the filings and have the comments below.

1. If applicable, comments on the S-4 are comments on the 10-K and subsequent Exchange Act reports and vice versa.

Prospectus` Outside Front Cover Page

2. Refer to prior comment 11. Remove the paragraph that follows the cross reference to the risk factors section. We note the disclosure on page 121.



Table of Contents, page i

3. Refer to prior comment 13. As noted previously, you must include information required by Item 2 of Form S-4 on the inside front cover page. Further, move the paragraph before "Table of Contents" so that it follows the summary and risk factors sections. See Item 502 and
503(c) of Regulation S-K.

Prospectus Summary, page 1

4. Refer to prior comment 16. The summary remains much too detailed and continues to include information about Clean Harbors and its business that is repeated essentially word for word on pages 77, 78-
79, and 82.  Please revise.

Risk Factors, page 15

5. Refer to prior comment 22. Many risk factors` captions or headings continue to state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the second, fourth, fifth, seventh, eighth, ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth, sixteenth, seventeenth, eighteenth, nineteenth, twentieth, twenty-first, and twenty-second risk factors.
State succinctly the risk that follows from the fact or uncertainty.

Disclosure Regarding Forward-Looking Statements, page 24

6. Since the offering is a tender offer, Clean Harbors is ineligible to rely on the safe harbor for forward-looking statements under section 27(A)(b)(2)(C) of the Securities Act. Thus, Clean Harbors should delete the phrase "as defined by federal securities laws" in this section`s first sentence. Alternatively, Clean Harbors should explain that it is ineligible to rely on the safe harbor.

Industry and Market Data, page 25

7. Refer to prior comment 15. Delete the phrase "for certain of such information" in this section`s last sentence.

Environmental Liabilities, page 51

8. We have reviewed your response to comment 32.  Please disclose the
reasons for not having submitted the permit application for the
7.8
million cubic yards of unpermitted airspace included in probable airspace and when you intend to submit the permit application.

9. We have reviewed your response to comment 33. Please provide us with the following additional information regarding the $11.6 million reduction in landfill assets during the year ended December 31, 2003.
Specifically, address the following:

* Please tell us when the initial landfill asset was recorded, the amount of the initial asset recorded, how you recorded this amount, and how you determined it was appropriate at this time to record this amount; and

* Please tell us the specific facts and circumstances that led you to believe that additional airspace was available, including the specific business opportunities that made possible the expansion and further utilization of the assets acquired from CSD that its management previously believed to be exhausted.

10. Please provide us with the following additional information regarding the $7.5 million change in estimate recorded during the six months ended June 30, 2005. Specifically, please address the following:

* Please tell the specific facts and circumstances that occurred during the six months ended June 30, 2005 that led you to determine it was appropriate record the $2.1 million reduction for financial assurance. Tell us how you arrived at the appropriate amount to record, including the specific assumptions used;

* Please provide us with a breakdown of the $3.5 million net benefit recorded. Tell us the amount recorded for each of the three factors you listed. For each of these amounts tell us how you arrived at the appropriate amount to record, including the specific assumptions used.

Note 4.  Significant Accounting Policies

(j)  Property, Plant and Equipment, page F-16

11. We have reviewed your response to comment 56 and the additional disclosures provided. Given that the changes in estimates in landfill lives and changes in estimates in useful lives of certain assets resulted in an approximately 40% increase in pre-tax income before cumulative effect of change in accounting principle for the year ended December 31, 2004, please provide us with a detailed explanation of these changes. Your explanation should discuss the components of the $3.5 million. For each component or change in estimated life, please tell us the original useful life used, the new useful life, and the specific facts and circumstances that led you to determine it was appropriate to change the useful life.

Expiration Date; Extensions; Amendments, page 123

12. Refer to prior comment 39.  Based on your response that Clean
Harbors` right to delay accepting any old notes would be due only to an extension of the exchange offer, revise the first and second bullet points to make that clear.

Conditions to the Exchange Offer, page 123

13. Refer to prior comment 44. Delete the phrase "or receipt of any required governmental approval" in this section`s first paragraph`s first sentence. You make that disclosure in the third bullet point.

14. Refer to prior comment 45. The revised disclosure is unclear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approvals must be satisfied or waived before the exchange offer`s expiration. Revise the first full paragraph on page 124, the last paragraph on page 125, and the first full paragraph on page 2 of exhibit 99.1 to make it clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approvals must be satisfied or waived before the exchange offer`s expiration.

Description of the New Notes, page 130

15. Refer to prior comment 47. The revised disclosure is unclear that investors have rights under the United States federal securities laws about the notes` description in the prospectus. Please revise.

Exhibit 5.1

16. Delete the statement under (i) in the second paragraph on page
2.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

General

17. Please address the comments above in your interim filings as well.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, Clean Harbors may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Clean Harbors thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Clean Harbors and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Clean Harbors requests acceleration of the registration statement`s effectiveness, Clean Harbors should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Clean Harbors from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement.

* Clean Harbors may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Clean Harbors provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Gustavo A. Rodriguez, Staff Accountant, at (202) 551-3752 or Nudrat S. Salik, Senior Staff Accountant, at (202) 551-3692. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher B. Edwards, Special
Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	C. Michael Malm, Esq.
	Davis, Malm & D`Agostine, P.C.
	1 Boston Place
	Boston, MA 02108



Mr. Alan S. McKim
September 16, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE